UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SECUREALERT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81373R109

(CUSIP Number)

Lars Windhorst

Sapinda Asia Limited

Rooms 803-4, 8th floor

Hang Seng Bank Building

200 Hennessy Road

Wanchai

Hong Kong

+852 2877 3700

A. Peter Harwich, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

212 610 6471

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109

1.	Name of Reporting Person SAPINDA ASIA LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 865,205,781

	8.	Shared Voting Power

	9.	Sole Dispositive Power 865,205,781

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,205,781

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 56.8%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Calculated based on the 783,636,222 Common Shares stated to be outstanding as of February 4, 2013 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2013 and adjusting for conversion, resulting in a total of 1,523,191,778 Common Shares outstanding for purposes of this calculation.

Introductory Statement

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D initially filed by Sapinda Asia Limited (the “Reporting Person”) on October 2, 2012 (the “Original Filing”), as amended by Amendment No. 1 filed by the Reporting Person on February 28, 2013 (the “First Amendment”), each relating to shares of the Common Stock, $0.0001 par value per share (the “Common Shares”), of SecureAlert, Inc. (the “Issuer”).  Information reported in the Original Filing, as amended or superseded by information contained in the First Amendment, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 4.                       Purpose of Transaction

The disclosure in Item 4 of the First Amendment is hereby amended by removing the final paragraph thereof and by replacing the sixth paragraph thereof with the following:

In addition to the sale of the Royalty to the Issuer, Borinquen granted the Reporting Person the option to purchase all of the Common Shares and Preferred Shares beneficially owned by Borinquen for $5,000,000 by February 28, 2013.  This option expired by its terms on February 28, 2013.  Borinquen also granted a revocable proxy to the Reporting Person, permitting the Reporting Person to vote the Common Shares and Preferred Shares held by Borinquen.  The proxy is valid for one year, unless terminated earlier by Borinquen, and is renewable for up to four additional years.

Item 5.                       Interest in Securities of the Issuer

The disclosure in Item 5 of the Original Filing and the First Amendment is hereby amended and restated as follows:

On July 26, 2012, the Reporting Person agreed pursuant to an Assignment of Rights to acquire from Sapinda UK Limited (“Sapinda UK”) Sapinda UK’s rights under a Share Purchase Agreement with the Issuer to acquire 31,140,625 Common Shares which Sapinda UK had originally agreed to purchase from the Issuer for $1,033,000.  The Issuer issued the Common Shares to the Reporting Person on July 27, 2012.

On February 4, 2013, the Reporting Person converted $2,000,000 aggregate principal amount in convertible debentures at a rate of $0.0225 per Common Share, receiving a total of 94,509,600 Common Shares.  The original conversion price of $0.03 per Common Share was subsequently changed to $0.0225 per Common Share, as disclosed in the Issuer’s Form 10-Q filed on February 14, 2013.

As discussed in Item 4, the Reporting Person entered into the Loan and Security Agreement on December 3, 2012 with the Issuer pursuant to which among other things the Reporting Person loaned $16,640,000 to the Issuer for repurchase of the Royalty and to fund general corporate purposes.  This loan is convertible into Common Shares at a rate of $0.0225 per share, for a total of 739,555,556 Common Shares, beginning March 1, 2013. Any accrued and unpaid interest and fees under the Loan and Security Agreement are also convertible into Common Shares at a rate of $0.0225 per share.

The Reporting Person beneficially owns, on an as-converted basis, 865,205,781 Common Shares representing 56.8% of the Common Shares (based on the 783,636,222 Common Shares stated to be outstanding as of February 4, 2013 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2013 and adjusting for conversion, resulting in a total of 1,523,191,778 Common Shares outstanding for purposes of this calculation).  The Reporting Person will have sole voting power and dispositive power over all 865,205,781 Common Shares.

Sapinda Holding has filed a separate Schedule 13D reporting beneficial ownership of Common Shares.  Sapinda Holding and the Reporting Person are not affiliated entities.  Sapinda Holding and the Reporting Person know each other well and have often co-invested and pursued similar interests with regard to their mutual investments.  Both entities regularly consult one another with regard to their mutual investment strategies.  The entities may (or may not) pursue a common investment strategy with regard to the Issuer.  Sapinda Holding and the Reporting Person do not acknowledge group status for purposes of Schedule 13(d) of the Securities Exchange Act of 1934.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2013

SAPINDA ASIA LIMITED

By:	/s/ Lars Windhorst
Name: Lars Windhorst
Title: Managing Director